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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-29471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. (732) 758-9001
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name - *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **Willan R. Hunt, Jr.,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2016,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

562795705	28957292	74979419	45563583	69143997	71941071
16640738	23728477	17356838	72595546	36202738	47231568
21840220	71262256	57718965	14234245	87885167	47617704
47784115	28888745	76491325	51697460	55332973	68495548
57255455	48362146	60051159	83273529	17775707	



Signature

CFO

Title



Notary Public

My Commission Expires February 05, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Network 1 Financial Securities, Inc.:

We have audited the accompanying financial statements of Network 1 Financial Securities, Inc. (the "Company"), which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Network 1 Financial Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Network 1 Financial Securities, Inc.'s financial statements. The supplementary information is the responsibility of Network 1 Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
August 28, 2017

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2017

ASSETS		
Cash	$	94,248
Deposit with clearing organization		301,940
Due from affiliates, net of allowance of $1,242,053		200,072
Advances to registered representatives, net		34,564
Loans receivable, net		22,709
Due from clearing organization		606,667
Securities, at fair value		267,132
Property and equipment, net		5,251
TOTAL ASSETS	$	1,532,583
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$	595,245
Capital leases payable		4,295
Accounts payable, accrued expenses and other liabilities		152,304
TOTAL LIABILITIES		751,844
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding		215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding		-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding		16,439
Common stock, Class B $.01 par value, non- voting; 2,000,000 shares authorized; 150,878 shares issued 140,528 shares outstanding		1,509
Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding		-
Additional paid-in capital		2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares		(5,129)
Accumulated deficit		(1,462,471)
TOTAL STOCKHOLDERS' EQUITY		780,739
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,532,583

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2017

<u>REVENUES</u>	
Commissions	$ 7,587,052
Investment advisory	177,103
Investment banking	3,826,368
Net dealer inventory gain	321,120
Interest and dividends	14,856
Transfer fees and clearing services	597,185
Other income	2,314
TOTAL REVENUES	12,525,998
<u>OPERATING EXPENSES</u>	
Commissions	8,798,824
Employee compensation and benefits	1,221,982
Office expenses	772,739
Clearing fees	448,335
Occupancy and related expenses	340,433
Communications and data processing	232,914
Professional fees	203,744
Underwriting expenses	37,982
Licenses and permits	41,883
Bad debt expenses – due from affiliates	217,873
Interest	81
Depreciation and amortization	40,882
TOTAL OPERATING EXPENSES	12,357,672
GAIN BEFORE INCOME TAXES	168,326
PROVISION FOR INCOME TAXES	-
NET PROFIT	$ 168,326

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2017

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE - J June 30, 2016	215,000	$ 215,000	1,643,930	$ 16,439	150,878	$ 1,509	$ 2,015,391	$ (5,129)	$ (1,630,797)	$ 612,413
Net Profit	-	-	-	-	-	-	-	-	168,326	168,326
BALANCE - J June 30, 2017	215,000	$ 215,000	1,643,930	$ 16,439	150,878	$ 1,509	$ 2,015,391	$ (5,129)	$ (1,462,471)	$ 780,739

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOW
For the Year Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit	$	168,326
Adjustments to reconcile net profit to net cash (used in) operating activities		
Depreciation		19,941
Changes in operating assets and liabilities		
Deposit with clearing organization		(26,516)
Due from affiliates		(200,072)
Advances to registered representatives		72,163
Securities		(12,164)
Prepaid		
Commissions payable		61,121
Due from clearing organization		(75,851)
Accounts payable, accrued expenses and other liabilities		(7,311)
TOTAL ADJUSTMENTS		(188,630)
NET CASH (USED IN) OPERATING ACTIVITIES		(363)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Advances and loans receivable		15,940
Purchase of property and equipment		(5,560)
NET CASH PROVIDED BY INVESTING ACTIVITIES		10,380
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of line of credit		(6,000)
Repayment of capital lease obligations		(5,064)
NET CASH USED IN BY FINANCING ACTIVITIES		(11,064)
NET DECREASE IN CASH		(1,047)
CASH- Beginning of year		95,295
CASH- End of year	$	94,248
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year:		
Interest	$	81
Income taxes	$	-

(the accompanying notes are an integral part of these financial statements)

NOTE 1 – ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc. shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholders equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments
The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2017, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets
The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2017.

Concentrations of Credit Risk
The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2017 the Company had no uninsured cash bank balances. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2017, the Company has reserved approximately $90,000 for any potential non-collection.

Income Taxes

In accordance with ASC 740, "Income Taxes," the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company's records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2017:

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$267,132	$ -0-

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2017 the Company had $-0- securities sold, but not yet purchased.

(the accompanying notes are an integral part of these financial statements)

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with COR Clearing ("COR"), in the Company's clearing broker inventory account:

Cash	$	219,286
Marketable securities, net of fair value adjustment of $ (8,165)		82,654
Total	$	301,940

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with COR are reflected at fair value. The Company is required to maintain a deposit balance of $100,000 with COR of cash and securities.

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2017, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)		$1,425,683
Network 1 Financial Capital Management LLC (*)		16,442
Less, allowance for collectability		(1,242,053)
Total	$	200,072

(*) Represents amounts due from an affiliates whose officers and shareholders are officers and indirect shareholders' of the Company.

NOTE 6 – LOANS RECEIVABLE

Loans receivable includes amounts paid to registered representatives at the start of their registration period with the Company. No loan payments are made if the registered representatives are not registered with the Company. The loans are forgivable in their entirety if the registered representative remains registered with the Company for a period of three years from the date of the agreement. The loans are forgiven on a monthly pro-rata basis. As of June 30, 2017, the Company has issued $892,055 in loans receivable to registered representatives with $869,347 in accumulated amortization of loan amounts forgiven over the term of registration. During the year ended June 30, 2017, $20,941 was charged as deferred compensation expense.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2017:

Equipment	$	209,534
Furniture and fixtures		76,555
Total		286,089
Less: accumulated depreciation		(280,838)
Property and Equipment - Net	$	5,251

Depreciation expense for the year ended June 30, 2017 was $19,941.

NOTE 8 – CAPITAL LEASE OBLIGATION

The asset and liability under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are included in property and equipment and are amortized over the estimated life of the assets. The interest rate under the lease one is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $224, including interest through September 2017. The interest rate under lease two is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $241, including interest through December 2019.

Amortization of assets held under the capital lease is included in depreciation expense.

At June 30, 2017, the future lease payments under the capital lease are as follows:

Fiscal Year Ending June 30,		Amount
2018		3,564
2019		1,446
Total minimum lease payments	$	5,010
Less interest		(715)
Subtotal less interest	$	4,295

NOTE 9 – LINE OF CREDIT

The Company's bank line is payable on demand. The maximum amount that was previously available to borrow was $100,000, indebtedness under the line of credit provides for interest at the bank's prime rate, plus 1.0%. As of June 30, 2017, the amount outstanding under this credit facility was $0. Indebtedness under the credit agreement is collateralized by substantially all of the assets of the Company and officers personal guarantee. The Company did not reduce the debt by 40% of the outstanding balance per year in 2017 on the anniversary date as required by the loan documents. The bank has not enforced this requirement and the Company cannot speculate if and when the bank will require the Company to reduce the outstanding balance. The Company pays $1,000 per month plus interest to reduce principal of the loan. As of June 30, 2017, the Company has extinguished the debt.

NOTE 10 – INCOME TAXES

As of June 30, 2017, the Company had net operating loss carryforwards available to offset future taxable income of approximately $1.46 million. These net operating losses which, if not utilized, begin expiring in 2023. At June 30, 2017 the Company has a deferred tax asset, which consists primarily of temporary differences relating to net operating losses. Deferred income taxes reflect the net tax effects of operating loss and tax credit carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized.

A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits,

etc.

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of June 30, 2017.

NOTE 11 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2017, the Company made no discretionary contributions to the Plan.

NOTE 12 – STOCKHOLDERS' EQUITY

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2017, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated Company, whose officers and shareholders' are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son an indirect owner of the Broker Dealer. For the year ended June 30, 2017, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firms market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2017.

Series B Preferred Stock
As of June 30, 2017, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock
As of June 30, 2017, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock
As of June 30, 2017, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75% member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2017, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation

On December 8, 2014 Network 1 Financial Securities, Inc., its officers, and a registered representative have been named in an arbitration seeking reimbursement of losses in a client account. The loss at the Company was approximately $23,668. The Company will vigorously defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible.

On January 14, 2014 Network 1 Financial Securities, Inc., its officers, and a registered representative, have been named in an arbitration seeking reimbursement of losses in a client account. The loss at the Company was approximately $166,309. The Company will vigorously will defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible. The Company was not held liable for this claim.

On November 16, 2015 the Company received notice of a filing for arbitration, naming the Company and a registered representative of the Company. The Claimant is seeking relief in the amount of approximately $73,560 for losses that may have occurred in their brokerage account. The Company has retained counsel to vigorously defend itself with is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible. The Company settled this arbitration for $35,000 and paid the settlement. There is no further obligation due this event.

On November 11, 2016 the Company was named in an arbitration along with a registered representative of the Company. The Claimant is seeking relief in the amount of $150,000 for losses that may have occurred in their brokerage account. The Company has retained counsel to vigorously defend itself with is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible.

The Company has not established liabilities for the potential loss related to the above arbitration. In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is involved in a legal proceeding as follows: On May 22, 2017 the Company was named in a civil lawsuit concerning the receipt of fees for an IPO in which the Company was one of the Underwriters by a defunct broker dealer which became defunct before the IPO occurred. The Claim seeks to have the fees returned to the defunct broker dealer. The claim is filed against Network 1 Financial Securities, Inc. and another codefendant for approximately $2.3 million as well as against the IPO Company. The Company has retained counsel to vigorously defend itself and has filed an answer with the court through its consul. The Company has not established liabilities for the

potential loss related to this civil suit. The Company believes at this time this action will have minimum impact on the operations of the Company. The outcome of this action cannot be determined at this time.

Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with to Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has two office facilities, Syosset NY, Danbury CT, in which it also leases on a month to month lease with Network 1 Financial Group. Rent expense for the year ended June 30, 2017 was $330,020.

NOTE 14 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting.

NOTE 15 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2017:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 27,293	$ 239,839	$ -	$ 267,132
Marketable securities with clearing organization	82,654	-	-	82,654
Total	**$ 109,947**	**$ 239,839**	**$ -**	**$ 349,786**

NOTE 16 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2017, the Company's net capital exceeded the requirement by approximately $161,034.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 28, 2017 the date the financial statements were available to be issued. There have been no material subsequent events that have occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2017.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2017

Total stockholders' equity	$	780,739
Decuctions and/or charges:		
Non-allowable assets:		
Petty Cash		200
Advances to registered representatives		20,320
Loans receivable		22,709
Property and equipment		5,251
Marketable secuities, restricted		239,839
Other Assets		214,316
		502,635
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		278,104
Haircuts of securities		
Trading and investment securities:		
Other securities		16,390
Blockage charges		680
		17,070
NET CAPITAL	$	261,034
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		100,000
Excess net capital		161,034
Excess net capital at 1000%		141,034
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable		595,245
Capital leases		4,295
Accounts payable, accrued expense and other liabilities		152,304
TOTAL AGGREGATE INDEBTEDNESS	$	751,844
Ratio: aggregate indebtedness to net capital		3 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of June 30, 2017)		
Net capital, as reported in Copmany's Part II (unaudited) FOCUS report	$	261,034
Difference in advances to representatives		-
Net capital per preceding	$	261,034

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2017

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2017, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2017, the Company was in compliance with the conditions of exemption.


NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
August 28, 2017

Nawrocki Smith LLP

NETWORK 1 FINANCIAL
SECURITIES, INC.

Network 1 Financial Securities, Inc. (NETW) clears its business on a fully disclosed basis with COR Clearing LLC.

NETW utilizes the exemption under SEC 240-15c3-3(k)(ii); SEC 240-15c3-3(k)(2)(ii). The Firm promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers and is not a clearing broker. NETW did not maintain custody of client funds or securities for the fiscal year July 1, 2016 and ending June 30, 2017.

(k)(2)(ii) NETW, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

NETW met this exemption throughout its most recent year without exception.

This affirmation is made under 240-15c3-3 by the undersigned.

Sincerely,



William R. Hunt, Jr.
President, COO, CFO

The Galleria ▪ 2 Bridge Avenue
Suite 241 ▪ Red Bank, NJ 07701-1106
Phone: 732-758-9001 ▪ Toll Free: 800-886-7007 ▪ Fax: 732-758-6671


NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Network 1 Financial Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2017, which were agreed to by Network 1 Financial Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
August 28, 2017

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2017

(With supplementary information)

NETWORK 1 FINANCIAL
SECURITIES, INC.

August 29, 2017

SEC
Mail Processing
Section
AUG 30 2017
Washington DC
408

SEC Headquarters
100 F Street NE
Washington, DC 20549

Reference: Audited Financials Revision

To Whom It May Concern:

The enclosed Financial Statements for the year ending June 30, 2017, have been revised and supersede the Financial Statements sent to you via UPS overnight delivery yesterday.

Sincerely,



William R. Hunt, Jr.
President, COO, CFO

WRH/deg

Enclosure

The Galleria ▪ 2 Bridge Avenue
Suite 241 ▪ Red Bank, NJ 07701-1106
Phone: 732-758-9001 ▪ Toll Free: 800-886-7007 ▪ Fax: 732-758-6671